FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 6, 2003

Cableuropa, S.A.U.
(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7 Urbanización La Florida 28023 Aravaca Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOURTH QUARTER & FULL YEAR RESULTS 2002

76% GROWTH IN ANNUAL REVENUE IN 2002

•             Full year positive EBITDA of €15.8 million

•             42% annual growth in RGUs to 888,000

•             44,000 customer additions in fourth quarter to end year at 480,000

•             High yield debt reduction of €500 million

Madrid – 6 March 2003

ONO, one of Spain’s leading integrated broadband service providers, today announced the consolidated unaudited results for Cableuropa S.A.U. for the fourth quarter and full year ending 31 December 2002. Cableuropa, S.A.U. is the principle operating company in the ONO group. Consolidated results including the holding company,Grupo Corporativo ONO, S.A., were also announced today and a summary of the reconciliation between the two sets of results is included in this release.

Highlights of the consolidated results of Cableuropa, S.A.U. are as follows:

Financial highlights

	Quarter ended 31.12.02	Quarter ended 30.09.02	% change		Year 2002	Year 2001	% change

Revenues (euro million)	75.1	63.4	18%		253.4	143.6	76%
Gross margin	69%	67%	2	pp	65%	48%	17	pp
EBITDA (euro million)	13.0	4.5	190%		15.8	(57.4)	—

Operating highlights

	As at 31.12.02	As at 30.09.02	% change		As at 31.12.01	% change
Residential market
Customers	480,296	436,205	10%		333,997	44%
Telecommunications	448,926	407,266	10%		308,056	46%
Television	296,956	274,310	8%		232,199	28%
Broadband internet	117,305	92,089	27%		37,155	216%
Narrowband internet	24,317	30,437	(20)%		48,964	(50)%

Penetration
Customer	32.7%	31.6%	1.1	pp	30.1%	2.6	pp
Telecommunications	30.6%	29.5%	1.1	pp	27.7%	2.9	pp
Television	20.2%	19.9%	0.4	pp	20.9%	(0.7	)pp
Internet	9.6%	8.9%	0.7	pp	7.8%	1.8	pp

Avg. monthly revenue per customer	euro 50.7	euro 46.9	8%		euro 45.7	11%

Business market
Customers	8,648	7,405	17%		4,829	79%
Avg. monthly revenue per customer	euro 204	euro 192	6%		euro 278	(27)%

Infrastructure
Homes passed	1,760,744	1,666,047	6%		1,399,514	26%

6 March 2003

Unaudited results for quarter, and year, ended 31 December 2002

Commenting on the results, Eugenio Galdon, President of ONO, said:

“We have faced many new challenges during the year 2002 and the results that we are announcing today demonstrate that we are adjusting our business to appropriately address those challenges.

In an increasingly adverse general economic environment we have continued our strong focus on the efficiency of all of our operating activities whilst also ensuring that we are always offering new and existing customers interesting products at competitive prices with high levels of quality of service. Our ability to acquire new customers, maintain our existing ones and control all elements of our cost base has resulted in our first full year of positive EBITDA. In addition, the support of the shareholders of ONO has once again been a crucial factor in 2002. During the course of the year they have injected euro 400 million into ONO, bringing their total invested cash equity to euro 940 million.

A new challenge that we face is the merger of CanalSatelite Digital and Via Digital, which has been approved without any serious attempt to restrict the creation of a monopoly controller of television content. This is a development which we believe threatens the very existence of the cable sector in Spain and we intend to continue to fight that merger in what ever way we can. With that threat in mind, we took advantage of the depressed state of the financial markets during 2002 to repurchase a significant amount of our publicly traded debt. We hope that the cancellation of just over €500 million of that debt, which has just occurred, will help us to compete against the monopoly providers of communications services that operate in our markets.”

Richard Alden, ONO’s Chief Executive Officer, commented:

“The year 2002 was marked by many successes for ONO. We increased our customer base by nearly 50% to reach 480,000 residential customers by the end of the year. In spite of fierce competition we saw a particularly strong increase in customers taking broadband internet services from us and we ended 2002 with over 117,000 customers. We also saw a renewed interest from business customers in ONO products and services as we increased our business customer base by 80% to 8,600 companies. Overall we grew revenues by 76% to euro 253 million for the full year 2002 and gross margin grew from 48% to 65% as a percentage of revenue.

ONO was not however immune from the global economic downturn in 2002. We had to cut our cloth accordingly and in the middle of the year we took the painful decision to reduce the size of our workforce. This measure, part of our ever strong focus on cost reduction, combined with strong customer growth, meant that in the fourth quarter of 2002 we generated an annualised EBITDA of euro 52 million.

The euro 100 million of capital contributed by our shareholders at the end of the year, together with the provision of around euro 50 million by our bank syndicate, enabled us to repurchase approximately euro 533 million of our high yield debt at an average price of just less than 30% of its nominal value. The bond buy-back transaction will lead to annual high yield interest payment savings of almost euro 70 million and positions us to face the new challenges that the year 2003 presents with confidence.”

Michael Vorstman, Chief Financial Officer, added:

“In 2002 the trend of many of the main metrics that drive the profitability of our business have continued to go in the right direction. Residential customer ARPU grew by 11% from euro 45.7 to euro 50.7 at the end of the year and we have been able to grow the gross margin from 48% of revenues in 2001 to 65% in 2002 as a result of the continuous monitoring of our pricing policies as well as a constant effort of reducing our interconnect, programming, and internet connectivity costs.

We have also reduced our operating cost base by 5% from euro 188 million in 2001 to euro 178 million in 2002, despite the growth of the business. These reductions were achieved both as a result of the natural evolution of the business as well as strict cost control and re-engineering processes.”

Financial results for the fourth quarter and full year 2002

Revenues. Total revenues for 2002 were euro 253.4m, an increase of euro 109.8m, or 76%, on the previous year. The increase was principally due to a substantial increase in the number of residential and business customers and an increase in the average revenue per residential customer. Residential customer penetration grew during 2002 from 30.1% at the start of the year to 32.7% at the end. Total revenues for the fourth quarter of 2002 increased to euro 75.1m from euro 63.4m for the third quarter representing an increase of 18%.

Residential services. Residential revenues were euro 234.5m for 2002 compared to euro 135.7m in 2001, an increase of euro 98.8m or 73%, reflecting a 44% increase in the number of residential customers over the year from 333,997 to 480,296 and an 11% increase in the average revenue per residential customer from euro 45.7 at the end of 2001 to euro 50.7 per month at the end of 2002. In the fourth quarter of 2002, residential revenues rose 19%, or euro 10.9m, to euro 69.7m from euro 58.8m in the third quarter. This increase reflects a 10% increase in the number of residential customers over the quarter and an 8% increase in the average monthly revenue per residential customer from euro 46.9 to euro 50.7.

The increase in overall residential customer ARPU was driven by improved ARPUs in the individual services of telephony, television and narrowband internet, which in turn resulted from a combination of price increases, improved minutes of use of telephony and improved buy rates of pay per view television services. Broadband internet ARPUs fell over the year 2002 as a result of lower revenues from cable modem rental. The migration of customers from narrowband to broadband internet was however another important factor in the improvement of the overall residential customer ARPU.

Residential telecommunications revenues were euro 133.1m for 2002 compared to euro 79.3m in 2001, an increase of euro 53.8m or 68%, reflecting a 46% increase in the number of residential telephony customers to 448,926. Residential telecommunications revenues were euro 39.6m for the fourth quarter of 2002, an increase of euro 5.6m, or 16%, over the preceding quarter. This reflects increased customer numbers, rising 41,660 over the quarter, and an improved average monthly revenue per customer moving to euro 30.8 for the quarter from euro 29.3 in the previous quarter. Telecommunications penetration increased to 30.6%,a 1.1 percentage point increase on the previous quarter, and a 2.9 percentage point increase for the year.

Cable television revenues in the year 2002 were euro 62.3m compared to euro 38.3m in the year 2001, an increase of euro 24.0m or 63%; and euro 18.1m in the fourth quarter, up 20% from the third quarter. The increase reflects increased customer numbers, growing from 232,199 at the end of 2001 to 296,956 a year later, an increase of 28%, and increased average monthly revenue per customer of euro 21.2 for the fourth quarter against euro 18.6 in the previous quarter and euro 18.0 at the end of 2001. Cable television penetration increased to 20.2% at the end of fourth quarter, a 0.4 percentage point increase on the previous quarter.

Internet access revenues were euro 39.1m in 2002 compared to euro 18.1m in 2001, an increase of euro 21.0m or 116%. Fourth quarter revenues increased to euro 12.0m, up 23% on the previous quarter. The number of internet access subscribers at the end of the fourth quarter was 141,622, of which 83% were broadband compared to 43% at the end of the previous year. By the end of the year 2002, 29.5% of our total customer base was a paying internet customer. The average monthly revenue per broadband customer increased to euro 33.0 in the fourth quarter from euro 31.6 in the third. The ARPU for narrowband customers remained in line with the basic tariff charged, at around euro 19 per month.

Business services. At the end of the fourth quarter of 2002, we had 8,648 business customers installed and in service, up 3,819 or 79% from the previous year. Total business revenues in 2002 amounted to euro 19.0m, compared to euro 7.8m in 2001. Business revenues in the fourth quarter amounted to euro 5.4m, a 17% increase on the third quarter. Average monthly revenues per business customer increased to euro 204 compared with euro 192 in the previous quarter.

Cost of services and gross profit. Cost of services consists mainly of interconnection and internet connectivity costs for telecommunications and internet access services and programming fees for cable television services. Gross profit generated in the year was euro 165.0m, an improvement of euro 95.7m or 138% with respect to the previous year. Gross profit for the fourth quarter was euro 51.8m, an improvement of euro 9.3m with respect to the previous quarter. As a percentage of revenues, gross margin for the year was 65%, up 17 percentage points from the previous year. The gross margin for the fourth quarter was 69.0%, up 1.9 percentage points from the previous quarter.

Operating expenses for the full year 2002 reduced by 5.5% to euro 178.2m from euro 188.5m in 2001. In the fourth quarter of 2002, these expenses amounted to euro 44.3m compared to euro 46.0m in the third quarter, a decrease of euro 1.7m despite the growth of the business. In the year 2002, euro 28.9m of costs were capitalized, compared to euro 61.8m in the previous year, leaving a net operating expense of euro 149.2m against euro 126.7m in 2001. Gross operating expenses as a percentage of revenues fell from 73% in the third quarter to 59% in the fourth quarter. Net operating expenses as a percentage of revenues fell from 60% to 52% in the same period.

Depreciation and amortisation was euro 117.4m for the year 2002 as compared to euro 99.0m in 2001. This increase is related to the capital expenditure for the continued construction of our telecommunications networks and also includes the amortisation of goodwill arising from our corporate simplification. The depreciation and amortisation expense for the fourth quarter of 2002 was however only euro 11.2m, as a result of the impact of the extraordinary write-off of certain expenses on our balance sheet (see below under “extraordinary expense”).Excluding these items the depreciation and amortisation charge for the fourth quarter would have been euro 40.7m and euro 147.0m for the year 2002.

Interest expense, net. Net interest expense for 2002 was euro 158.2m compared to euro 151.1m in 2001. This increase reflects a full year’s interest expense on drawings under the senior bank facility, which was signed in August 2001. The net interest expense in the fourth quarter of 2002 was euro 39.3m, compared to euro 39.1m in the previous quarter.

Foreign exchange gains /(losses).  A proportion of our debt, and a proportion of our cash balances, is denominated in US dollars, relating to the Senior Notes due 2009 and 2011. Exchange rate differences on our US dollar denominated Senior Notes due 2009 are fully hedged. In August 2002, we entered into a cross currency swap to hedge 50% of our exposure to exchange rate differences on the coupon payments on our US dollar denominated Senior Notes due 2011. The unrealised foreign exchange gains on our Senior Notes due 2011 during the fourth quarter of 2002 were approximately euro 3.9m, compared to foreign exchange losses of euro 4.0m for the previous quarter. For the year 2002, we had a net foreign exchange gain of euro 9.9m.

Adjustment in value of EVCs.  Given the significant reduction in worldwide valuations for cable assets we reversed, in the second quarter of 2002, a proportion of the potential liability that could be payable under certain circumstances with respect to the Equity Value Certificates which were issued with certain of our Senior Notes. This was a one off adjustment that is not expected to be repeated in subsequent quarters and that gave rise to extraordinary income of euro 51.5m in our profit and loss account for that quarter.

Extraordinary expense, net. In view of our decision to launch digital TV services in 2003 we have written off the net book value of all analogue set top boxes on our balance sheet at the end of 2002. This gave rise to a write off of euro 36.2m. Furthermore, in view of the level of maturity of the company, the fact that the construction activities are expected to end in the foreseeable future and the significant change in the financial structure of the company as a result of the bond repurchase in 2002, we have taken the decision to accelerate the depreciation of all launching and pre-maturity expenses capitalised up to the end of 2002, amounting to euro 139.8m.

In the fourth quarter of 2002, we have also reversed certain provisions, amounting to euro 16.7m, under ONO’s phantom stock option plan and have also written off our entire investment in Portugal.

Income tax credits.  In the fourth quarter of 2002, we capitalised tax credits corresponding to the year 2000 of euro 68.9m. We did not capitalise this tax credit during the year 2000 because of the relative financial uncertainty at that point in time. The financial position of ONO and the expectation for the generation of future profits, in particular after the recent debt cancellation, have significantly improved since then. As a result it was decided to capitalise these tax credits as permitted under Spanish GAAP.

Net loss for the year 2002 amounted to euro 194.6m compared to euro 216.9m in 2001.

Results for Grupo Corporativo ONO, S.A.

On 2 January 2002, our shareholders exchanged their shares in Cableuropa for shares in Grupo Corporativo ONO, S.A. (“GCO”).GCO’s principal asset is its investment in Cableuropa.

GCO was the vehicle used for the repurchase of high yield bonds in 2002 and accordingly the consolidated results of GCO show the effect of that exercise. The only significant difference between the consolidated profit and loss statements of Cableuropa and GCO is that the extraordinary gain on the bonds repurchased in 2002 is recognised in the year 2002 for the GCO consolidated accounts whereas this gain in the Cableuropa consolidated accounts will not be recognised until the bonds are formally cancelled (which occurred in February 2003).  The consolidated results of GCO therefore include a capital gain of euro 343.6m (euro 223.3m after tax)arising on the repurchase of debt.

After accounting for this extraordinary gain, GCO reported a net profit for the year 2002 of euro 32.1m, which includes euro 194.6m for the consolidated loss of Cableuropa, euro 223.3m of net extraordinary profit on the debt repurchase and euro 3.4m of other profits.

The structure of the ONO group is unchanged and is reproduced here for information purposes:

About ONO

ONO is one of the leading integrated broadband services providers in Spain. It offers direct access telephony, pay television and internet access services to the residential market where it has a target market of over four million homes in exclusive franchise areas. In the business market, ONO offers advanced voice, data and value added services across its own high capacity local access and national backbone networks. ONO’s principal shareholders are Bank of America, Caisse de dépôt et placement du Quebec, GE Capital, Grupo Ferrovial, Grupo Multitel, Santander Central Hispano and VAL Telecomunicaciones.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are “forward looking statements” intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the ONO group business, which include among others, competitive developments, risks associated with the group’s growth, the development of the group’s markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will presented in the group’s filings with the Securities and Exchange Commission.

For further information, please contact:

Michael Vorstman	Jonathan Cumming
Chief Financial Officer	Group Treasurer
(+34) 91 180 9523	(+34) 91 180 9444
michael.vorstman@ono.es	jonathan.cumming@ono.es

CABLEUROPA, S.A.U.

OPERATING STATISTICS

	Quarter ended
	31 Dec. 2002	30 Sept. 2002	30 June 2002	31 March 2002	31 Dec. 2001
Residential services
Customers	480,296	436,205	408,013	370,819	333,997
Penetration	32.7%	31.6%	31.6%	30.7%	30.1%
ARPU – euro	50.7	46.9	47.8	47.5	45.7

Telecommunications:
Customers	448,926	407,266	379,802	343,153	308,056
Penetration	30.6%	29.5%	29.4%	28.4%	27.7%
ARPU – euro	30.8	29.3	29.0	28.8	28.4
Television:
Customers	296,956	274,310	266,034	251,547	232,199
Penetration	20.2%	19.9%	20.6%	20.9%	20.9%
ARPU – euro	21.2	18.6	18.6	20.2	18.0
Internet:
Broadband customers	117,305	92,089	75,073	49,171	37,155
ARPU – euro	33.0	31.6	39.7	37.2	40.1
Penetration	8.0%	6.7%	5.8%	4.1%	3.3%
Narrowband customers	24,317	30,437	37,490	49,243	48,964
ARPU – euro	19.4	17.9	19.7	17.4	16.1

Customer churn (annualised)	12.1%	14.3%	12.5%	12.8%	12.9%

Business services
Customers in service	8,648	7,405	6,571	5,308	4,829
ARPU – euro	204	192	218	253	278

Infrastructure

Number of cities under construction	93	82	76	70	67
Number of cities with service	81	73	69	63	60
Homes passed for service	1,760,744	1,666,047	1,572,463	1,483,706	1,399,514
Route km. of national backbone	6,263	6,194	6,169	6,139	5,712
Route km. of local access networks	6,279	5,899	5,634	5,314	5,135
Homes released / Homes passed	83%	83%	82%	81%	79%

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand) - (Spanish GAAP - unaudited)

	Quarter ended		Year ended
	December 31, 2002	September 30, 2002	December 31, 2002	December 31, 2001
REVENUES
Residential services
Telecommunications	39,577	33,976	133,072	79,342
Television	18,130	15,063	62,336	38,305
Internet	11,955	9,746	39,056	18,104
Business services and other	5,421	4,625	18,974	7,854
	75,083	63,410	253,438	143,605

COST OF SERVICES	(23,305)	(20,892)	(88,396)	(74,251)

GROSS PROFIT	51,778	42,518	165,042	69,354

OPERATING EXPENSES
Gross expenses	(44,282)	(46,013)	(178,165)	(188,466)
Capitalised costs	5,461	7,969	28,938	61,756
	(38,821)	(38,044)	(149,227)	(126,710)

EBITDA	12,957	4,474	15,815	(57,356)

DEPRECIATION & AMORTISATION	(11,194)	(38,464)	(117,474)	(99,032)

OPERATING PROFIT / (LOSS)	1,763	(33,990)	(101,659)	(156,388)

OTHER INCOME / (EXPENSE)
Interest expense, net	(39,310)	(39,064)	(158,183)	(151,070)
Foreign exchange gains / (losses)	3,944	(4,050)	9,930	4,200
Adjustment in value of EVCs	—	—	51,492	—
	(35,366)	(43,114)	(96,761)	(146,870)

LOSS FROM ORDINARY ACTIVITIES	(33,603)	(77,104)	(198,420)	(303,258)

Extraordinary expense, net	(171,748)	(15)	(171,763)	(12,468)

Income tax credit	124,429	27,486	174,723	97,083

Minority interests	—	3	818	1,723

NET LOSS	(80,922)	(49,630)	(194,642)	(216,920)

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand) – (Spanish GAAP – unaudited)

	Period ended
	December 31, 2002	September 30, 2002	December 31, 2001
ASSETS
Current assets
Cash	1,718	1,459	612
Short-term investments, net	50,195	77,588	39,515
Accounts receivable and other current assets	121,743	113,092	131,737
	173,656	192,139	171,864
Fixed assets
Start-up costs, net	13,766	129,642	144,806
Intangible assets, net	139,374	144,770	157,361
Tangible assets, net	1,202,396	1,174,556	1,065,240
Financial assets, net	312,095	187,716	136,284
	1,667,631	1,636,684	1,503,691

Goodwill on consolidation	239,933	246,227	256,163
Deferred expenses, net	104,374	102,936	113,288

TOTAL ASSETS	2,185,594	2,177,986	2,045,006

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	41,304	36,851	71,290
Accrued interest expenses	41,986	34,258	41,298
Accounts payable and other current liabilities	251,385	221,223	285,796
	334,675	292,332	398.384

Long term debt
Senior bank facility	270,000	220,000	116,000
Senior subordinated notes*	974,009	986,137	1,010,233
Other	1,829	1,780	4,636
	1,245,838	1,207,917	1,130,869

Other long term liabilities	68,863	51,335	76,954
Commitments and contingencies	20,016	29,278	27,125
Minority interests	—	—	830

Participative loan	300,000	300,000	—

Shareholders’ equity
Common stock	484,663	484,663	484,663
Share premium	337,746	337,746	337,746
Accumulated deficit, beginning of period	(411,565)	(411,565)	(194,645)
Net loss for the period	(194,642)	(113,720)	(216,920)
Total shareholders’ equity	216,202	297,124	410,844

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,185,594	2,177,986	2,045,006

* Of the senior subordinated notes euro 234m and USD 299m were owned by Cableuropa’s parent company, GCO, at this date.

CABLEUROPA, S.A.U.

CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(Euro thousand) - (Spanish GAAP - unaudited)

	Three months ended		Year ended
	December 31, 2002	September 30, 2002	December 31, 2002
OPERATING ACTIVITIES
Net loss	(80,922)	(49,630)	(194,642)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY / (USED IN) OPERATING ACTIVITIES
Exchange rate difference in long term debt	(3,934)	5,775	(9,966)
Deferred expenses, net	(1,438)	3,415	8,914
Depreciation and amortisation	11,192	38,465	117,473
Commitments and contingencies	(3,524)	2,046	(1,371)
Tax credits	(124,429)	(27,486)	(174,723)
Adjustment in value of EVCs	—	—	(51,492)
Losses attributed to minority interests	—	(3)	(818)
Extraordinary write-off of start-up costs, net	137,579	(2,882)	125,458
Reversal of provision for stock option plan	(16,660)	—	(16,660)
Extraordinary write-off of customer premises equipment	37,388	—	37,388
Other	11,680	—	11,666

Changes in operating assets and liabilities
Accounts receivable and other debtors	(10,475)	27,478	4,937
Short term restricted cash deposits	12,224	41,373	(20,571)
Other current assets	471	58	3,252
Accounts payable	29,046	(5,178)	(36,837)
Short term debt and other current liabilities	13,296	(46,997)	(26,872)

Net cash received from / (used in) operating activities	11,494	(13,566)	(224,864)

INVESTING ACTIVITIES:
Purchases of property and equipment	(84,471)	(52,360)	(245,487)
Goodwill	—	—	(228)
Purchases of intangible assets	(1,364)	(1,714)	(5,454)
Financial assets	50	(22)	775
Net cash used in investing activities	(85,785)	(54,096)	(250,394)

FINANCING ACTIVITIES
Participative loans from shareholders	—	—	300,000
Drawing of debt & credit lines	50,048	78,878	151,193
Other, net	9,334	(1,797)	15,280
Net cash provided by financing activities	59,382	77,081	466,473
	—	—
DECREASE/(INCREASE) IN CASH & CASH EQUIVALENTS	(14,909)	9,419	(8,785)
CASH & CASH EQUIVALENTS AT START OF PERIOD	16,627	7,208	10,503
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,718	16,627	1,718
Cash paid for interest	28,256	43,403	140,643

GRUPO CORPORATIVO ONO, S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Euro thousand) - (Spanish GAAP - unaudited)

December 31, 2002
REVENUES
Residential services
Telecommunications	133,072
Television	62,336
Internet	39,056
Business services and other	18,974
253,438

COST OF SERVICES	(88,396)

GROSS PROFIT	165,042

OPERATING EXPENSES
Gross expenses	(178,040)
Capitalised costs	28,938
(149,102)

EBITDA	15,940

DEPRECIATION & AMORTISATION	(117,959)

OPERATING PROFIT / (LOSS)	(102,019)

OTHER INCOME / (EXPENSE)
Interest expense, net	(152,077)
Foreign exchange gains / (losses)	7,105
Adjustment in value of EVCs	51,492
(93,480)

LOSS FROM ORDINARY ACTIVITIES	(195,499)

Extraordinary expense, net	174,177

Income tax credit	52,622

Minority interests	818

NET LOSS	32,118

GRUPO CORPORATIVO ONO, S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Euro thousand) - (Spanish GAAP - unaudited)

December 31, 2002
ASSETS
Current assets
Cash	10,644
Short-term investments, net	68,491
Accounts receivable and other current assets	99,633
178,768
Fixed assets
Start-up costs, net	16,289
Intangible assets, net	139,374
Tangible assets, net	1,202,396
Financial assets, net	201,521
1,559,580

Goodwill on consolidation	239,933
Deferred expenses, net	65,923

TOTAL ASSETS	2,044,204

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	41,304
Accrued interest expenses	41,986
Shareholder loan and other	55,309
Accounts payable and other current liabilities	256,747
395,346

Long term debt
Senior bank facility	270,000
Senior subordinated notes	457,617
Shareholder loan and other	105,000
Other	1,829
834,446

Other long term liabilities	50,346
Commitments and contingencies	20,016
Minority interests	—

Shareholders’ equity
Common stock	784,663
Reserves	(72,731)
Net loss for the period	32,118
Total shareholders’ equity	744,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,044,204

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

6 March 2003